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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MULTI-COLOR CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

625383 10 4

(CUSIP Number)

OCTOBER 14, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 625383 10 4			Page 2 of 6

1.	Name of Reporting Person: PATRICK J. WESCHLER		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.0%

12.	Type of Reporting Person: IN

13G
CUSIP No. 625383 10 4			Page 3 of 6

1.	Name of Reporting Person: ROBERT P. DREW		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0%

12.	Type of Reporting Person: IN

CUSIP NO.: 625383 10 4	Page 4 of 6

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item	1	(a)	Name of Issuer:Multi-Color Corporation

	1	(b)	Address of Issuer’s Principal Executive Office:
425 Walnut Street, Suite 1300
Cincinnati, Ohio 45202

	2	(a)	Name of Person Filing:
Patrick J. Weschler Robert P. Drew

	2	(b)	Address of Principal Business Office or, if none, Residence:
Patrick J. Weschler
Buckingham Doolittle & Burroughs, LLP
50 S. Main Street
Akron, Ohio 44309-1500

Robert P. Drew
10 West Streetsboro Street
Hudson, Ohio 44236

	2	(c)	Citizenship:
United States of America

	2	(d)	Title of Class of Securities:
Common Stock, with no par value.

	2	(e)	CUSIP No.: 625383 10 4

	3.		Type of Person Filing:

N/A

	4.		Ownership:

(a) Amount Beneficially Owned: 0
(b) Percent of Class: 0.0%

CUSIP NO.: 625383 10 4	Page 5 of 6

(c)	Number of shares to which the person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the deposition of: 0

(iv)	shared power to dispose or to direct the disposition of : 0

5.	Ownership of 5% or less of class: ☑

6.	Ownership of more than 5% on behalf of another person:

N/A

7.	Identification and classification of the subsidiary which acquired the security being reported by the parent holding company:

N/A

8.	Identification and classification of members of the group:

N/A

9.	Notice of dissolution of group:

N/A

10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Date: February 14, 2005
By:	/s/ Patrick J. Weschler
	Name:	Patrick J. Weschler

CUSIP NO.: 625383 10 4	Page 6 of 6

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Date: February 14, 2005
By:	/s/ Robert P. Drew
	Name:	Robert P. Drew